
03025287

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549


RECD S.E.C.
JUN 3 0 2003
1086

Form 11-K/A

| X | ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2002.

| | TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______ to _______

Commission file number 1-8222

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN
(Full title of the Plan)

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
(Name of Issuer of Securities)

77 Grove Street, Rutland, Vermont 05701
(Address of Issuer's Principal Office) (Zip Code)

Total Number of Pages in File: 15
Index to Exhibits: page 2

Item 4. ERISA Financial Statement for the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employee Savings and Investment Plan ("ESIP") Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

By /s/ Jean H. Gibson
Senior Vice President, Chief Financial
Officer, and Treasurer

Dated: June 27, 2003

CENTRAL VERMONT PUBLIC SERVICE CORPORATION

EMPLOYEE SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2002 AND 2001

TOGETHER WITH INDEPENDENT AUDITORS' REPORT

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2002 AND 2001

Schedules required under the Employee Retirement Income Securities Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Retirement Plan Committee and Participants of
Central Vermont Public Service Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of Central Vermont Public Service Savings and Investment Plan (the "Plan") as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the two years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche

June 13, 2003

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2002 AND 2001

	2002	2001
Investments		
Central Vermont Pubic Service (common stock)	**$4,617,863**	$3,978,846
Mutual, Income and Fixed Funds	**35,325,017**	39,894,990
Participant Loans	**1,074,577**	1,072,228
Total Investments	**41,017,457**	44,946,064
Net Assets Available for Benefits	**$41,017,457**	$44,946,064

The accompanying notes are an integral part of these financial statements.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CONTRIBUTIONS		
Employee	**$2,942,257**	$2,893,546
Employer	**1,106,180**	1,039,076
Total Contributions	**4,048,437**	3,932,622
INVESTMENT (LOSS) INCOME		
Interest and Dividend Income (Net)	**681,609**	472,433
Net Depreciation of Fair Value of Investments	**(6,319,250)**	(3,812,177)
Net Investment Loss	**(5,637,641)**	(3,339,744)
BENEFIT DISTRIBUTIONS	**(2,339,403)**	(2,565,826)
NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	**(3,928,607)**	(1,972,948)
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of Year	**$44,946,064**	46,919,012
End of Year	**$41,017,457**	$44,946,064

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 - Plan Description and Related Information

General - The purpose of the Central Vermont Public Service Corporation Employee Savings and Investment Plan (the Plan), a defined contribution plan, is to encourage savings and investments by eligible employees of Central Vermont Public Service Corporation (the Company) and to afford additional security for their retirement. The Plan became effective January 1, 1985. More complete information regarding the Plan's provisions may be found in the plan document.

Contributions - Employees are eligible to join the Plan immediately upon hire. Employees electing to participate in the Plan make pre-tax contributions of at least 1 percent, but not more than 40 percent, of their compensation as defined by the Plan. The maximum pre-tax contribution for 2002 was $11,000. Employees can make post-tax contributions of at least 1 percent, but not more than 10 percent. Eligible employees are at all times 100 percent vested in their pre-tax and post-tax contribution account and in their matching employer contribution account. Employee contributions also include rollovers.

The Company's matching contribution is 100 percent of the first 4 percent of eligible pre-tax compensation contributed to the Plan by each participant per pay period. Participants are eligible for the matching contribution in the first quarter following their first anniversary date.

Payment of Benefits - Participants (or their beneficiaries) will be entitled to distribution of the full value of their Plan account (including their contributions, matching company contributions and investment earnings) upon retirement, death or other termination of employment with the Company or upon attainment of age 59 1/2. Any participant may withdraw from his or her account amounts contributed by the participant on an after-tax basis or amounts necessary to meet certain financial hardships. In addition, once per plan year, any person who has been a participant in the Plan for at least 60 months may withdraw all or a portion of his or her account attributable to Company matching contributions. Benefit distributions are made either as (a) a single lump-sum payment, (b) an annuity contract purchased from an insurance company, (c) quarterly or annual installments over a period not to exceed 10 years or (d) with respect to the Central Vermont Public Service Corporation Common Stock Fund, shares of the Company's common stock.

Participant Loans - Participants may borrow from their plan account balance. The maximum borrowings shall not exceed the lesser of $50,000 (reduced by the highest outstanding loan balance in the previous 12 months) or 50 percent of the value of the participants account, subject to certain limitations. Participants may repay the loan through payroll deduction over a period of up to five years or up to 30 years if the loan is to purchase the participant's primary residence. The interest rates charged on loans outstanding as of December 31, 2002 and 2001 range from 7.25 percent to 10.0 percent.

American Express Trust Company (American Express) was trustee of the Plan through April 30, 2002. Fidelity Management Trust Company (Fidelity) became trustee of the Plan effective May 1, 2002.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America. Contributions made by the Company are recognized by the Plan in the year the related participant's contribution is made. Administrative costs are recognized when incurred. Benefit distributions are recognized when made.

Investment Valuation and Income Recognition - Mutual Funds and Common Stock are stated at fair value. Participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on the trade-date. Interest from investments is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date.

Expenses - Brokerage commissions, registration charges and other expenses in connection with the purchase, sale or distribution of securities and other administrative costs for each investment fund, excluding a portion related to the Central Vermont Public Service Corporation Common Stock Fund (CVPS Common Stock Fund), will be paid out of the Plan's accounts to which such expenses are attributable. These expenses are netted against interest and dividend income in the accompanying statements of changes in net assets available for benefits. Administrative expenses related to the CVPS Common Stock Fund are paid by the Company. Fees related to the Plan as a whole are shared between participants and the Company.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Market Risk - The Plan provides for investments in various investment securities that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Note 3 - Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to do so at any time. Contributions to the Plan in future years are subject to the applicable tax regulations and the discretion of the Company.

Note 4 - Income Taxes

The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA) and certain provisions of the Internal Revenue Code (IRC). The Plan is intended to qualify under Section 401(a) of the IRC and the Internal Revenue Service has issued a favorable determination letter, dated March 26, 1992, ruling that the Plan was designed in accordance with applicable IRC requirements as of the date of their letter. The Plan has been amended since receiving the determination letter. However, Plan management believes that the Plan is designed and is currently being operated in accordance with applicable IRC requirements and the Plan and related Trust continue to be tax exempt. Therefore no provision for income taxes has been included in the Plan's financial statements.

Note 5 - Investment Options

In addition to the CVPS Common Stock Fund, participants can direct investment of their Plan accounts in 14 funds of Fidelity, as well as five other unrelated funds. These funds include the Spartan U. S. Equity Index Fund, Davis New York Venture Fund, Inc. - Class A, USAA Nasdaq - 100 Index Fund, Morgan Stanley Institutional Fund, Inc. - Small Company Growth Portfolio - Class B and the Templeton Foreign Fund - Class A.

Participating employees direct investment of their Plan accounts in one or more of the following funds:

Asset Allocation Mutual Funds - The Fidelity Freedom Funds are life cycle or "asset allocation" mutual funds, designed to offer a simple approach to long-term retirement investing by automatically reallocating according to a specified target. Fidelity Freedom Funds offer a blend of stocks, bonds and short-term investments within a single fund. They are designed for investors who don't want to go through the process of picking several funds from the three asset classes, but who still want to diversify among stocks, bonds and short-term investments.

Managed Income Fund - The Fidelity Managed Income Portfolio invests in investment contracts issued by insurance companies and other financial institutions and in fixed income securities.

Income Mutual Fund - The Fidelity Institutional Short-Intermediate Government Fund normally invests in at least 80 percent of total assets in U. S. Government or related securities and attempts to maintain a dollar-weighted averaged maturity between two and five years. The fund is managed to have similar overall interest rate risk to the Lehman Brothers 1-5 Year U. S. Government Bond Index.

Balanced Mutual Fund - The Fidelity Balanced Fund normally invests approximately 60 percent of assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities, when the outlook for the markets is neutral. The fund may invest in securities of domestic and foreign issuers.

Growth Mutual Funds:

Davis New York Venture Fund, Inc. - Class A - Primarily invests in stocks of large U. S. companies with a market capitalization of at least $5 billion, with prospects for long-term sustainable growth. The fund may also invest in smaller cap companies and in foreign securities, which involve greater risk.

Fidelity Blue Chip Growth Fund - Normally invests primarily in common stocks of well-known and established companies and normally invests at least 65 percent of the fund's total assets in blue chip companies. The fund may also invest in companies that are believed to have above-average growth potential. The fund may invest in securities of domestic and foreign issuers.

Fidelity Disciplined Equity Fund - Normally invests at least 80 percent of the fund's total assets in common stocks. The fund seeks to reduce the impact of industry weightings on the performance of the fund relative to the S&P 500. The fund may invest in securities of domestic and foreign issuers.

Fidelity Low-Priced Stock Fund - Normally invests at least 65 percent of total assets in low-priced common stocks, which can lead to investments in small and medium sized companies. The fund may potentially invest in stocks not considered low-priced. Investments in smaller companies may involve greater risk than those of larger, more well-known companies. The fund may invest in securities of domestic and foreign issuers. The fund may invest in growth or value stocks or both. This fund carries a short-term trading fee, which is charged to discourage short-term buying and selling of fund shares.

Fidelity Mid-Cap Stock Fund - Normally invests at least 65 percent of total assets in common stocks of companies with medium market capitalizations. The fund may potentially invest in companies with smaller or larger market capitalizations. Investments in smaller companies may involve greater risks than those of larger, more well-known companies. The fund may invest in securities of domestic and foreign issuers. The fund carries a short-term trading fee, which is charged to discourage short-term buying and selling of fund shares.

Morgan Stanley Institutional Fund, Inc. - Small Company Growth Portfolio - Class B - Invests primarily in common stocks of small-sized domestic corporations and to a limited extent, foreign corporations. Investments are in companies that are believed to be underfollowed by market analysts and exhibit characteristics of superior growth prospects, accelerating returns or invested capital, sustainable competitive advantages and experienced and incentivized management teams.

Templeton Foreign Fund - Class A - Invests mainly in equity securities of companies in any foreign country, developed or developing. Foreign investments involve greater risks and may offer greater potential returns than U. S. investments. These risks include political, social and economic uncertainties of foreign countries, as well as the risk of market and currency fluctuations.

USAA Nasdaq - 100 Index Fund - The fund typically invests at least 80 percent of its assets in the equity securities of companies composing the Nasdaq-100 Index.

CVPS Common Stock Fund - Consisting of common stock of Central Vermont Public Service Corporation purchased on the open market. Units provide full voting rights and other rights of ownership for the participant. Any units held in this fund that are not voted by the participants are voted by the trustee in the same proportion as those units that are voted by the participants. Dividend income of this fund is automatically reinvested in new units at prevailing market prices.

Brokerage Account - Participants in the Fidelity Brokerage Account decide how to invest the assets in their BrokerageLink account. Options include most listed stocks, options (if approved for options trading), corporate bonds, zero-coupon bonds, U. S Treasury securities, mortgage securities and U. S. government agency bonds, certificates of deposit, unit investment trusts, foreign securities and other mutual funds (subject to plan limitations). There are additional fees for investing in a BrokerageLink account.

Note 6 - Investments

The fair market value of individual investments that represent five percent or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001 are as follows:

	2002	2001
FIDELITY:		
Fidelity Blue Chip Growth Fund	**$8,945,900**	
Fidelity Managed Income Portfolio	**8,193,339**	
Fidelity Disciplined Equity Fund	**6,151,015**	
CVPS Common Stock Fund	**4,617,863**	
Fidelity Balanced Fund	**3,572,042**	
Fidelity Institutional Short-Intermediate Government Fund	**2,364,237**	
AMERICAN EXPRESS:		
Growth Equity Fund (New Dimensions Fund)		$12,782,101
Equity Fund (Blue Chip Advantage Fund II)		8,579,022
Income Fund		7,964,428
Balanced Mutual Fund		4,124,599
CVPS Common Stock Fund		3,978,846
AIM Constellation Fund		2,410,861

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $6,319,250 and $3,812,177, respectively.

	2002	2001
FIDELITY:		
Growth Mutual Funds	**$(4,748,518)**	
Balanced Mutual Fund	**(471,289)**	
Growth and Income Mutual Fund	**(48,056)**	
Asset Allocation Mutual Funds	**(42,559)**	
Brokerage Account	**(29,789)**	
Managed Income Fund	**(420)**	
CVPS Common Stock Fund	**180,531**	
Income Mutual Fund	**69,708**	
AMERICAN EXPRESS:		
Mutual Equity Funds*	**(1,464,649)**	$(4,844,020)
Balanced Mutual Fund	**(253,748)**	(660,602)
CVPS Common Stock Fund	**355,403**	1,264,069
Income Fund	**129,765**	416,799
Fixed Fund	**4,371**	11,577
	$(6,319,250)	$(3,812,177)

* Includes American Express Trust Blue Chip Advantage Fund II, American Express Trust S&P 500 Index Fund, American Express Trust NASDAQ 100 Index Fund, American Express Trust New Dimensions Fund, Davis New York Venture Fund, AIM Constellation Fund and Templeton Foreign Fund.

Note 7 - Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2002, the Plan held 239,084 shares of common stock of the Company.

Plan No. 005
EIN 03-0111290

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2002

Description	Notes	Units	Quoted Market Value	Percentage
ASSET ALLOCATION MUTUAL FUNDS				
Fidelity Freedom Income Fund	(1)	4,137.419	$43,857	.11%
Fidelity Freedom 2000 Fund	(1)	8,940,207	98,432	.25%
Fidelity Freedom 2010 Fund	(1)	37,228.940	425,899	1.07%
Fidelity Freedom 2020 Fund	(1)	27,439.692	291,958	.73%
Fidelity Freedom 2030 Fund	(1)	24,982.105	255,817	.64%
MANAGED INCOME FUND				
Fidelity Managed Income Portfolio	(1) (2)	8,193,338.960	8,193,339	20.51%
INCOME MUTUAL FUND				
Fidelity Institutional Short-Intermediate Government Fund	(1) (2)	240.757.303	2,364,237	5.92%
BALANCED MUTUAL FUND				
Fidelity Balanced Fund	(1) (2)	268,776.697	3,572,042	8.94%
GROWTH AND INCOME MUTUAL FUND				
Spartan U.S. Equity Index Fund		5,618.009	175,001	.44%
GROWTH MUTUAL FUNDS				
Davis New York Venture Fund, Inc. - Class A		30,869.208	646,401	1.62%
Fidelity Blue Chip Growth Fund	(1) (2)	280,084.528	8,945,900	22.40%
Fidelity Disciplined Equity Fund	(1) (2)	342,293.566	6,151,015	15.40%
Fidelity Low-Priced Stock Fund	(1)	16,870.438	424,629	1.06%
Fidelity Mid-Cap Stock Fund	(1)	124,041.260	2,016,911	5.05%
Morgan Stanley Institutional Fund, Inc. - Small Company Growth Portfolio - Class B		13,369.233	97,061	.24%
Templeton Foreign Fund - Class A		122,934.446	1,021,585	2.56%
USAA Nasdaq - 100 Index Fund		86,336.528	270,233	.68%
COMMON STOCK FUND - Common Stock				
Central Vermont Public Service Corporation (including cash)	(1) (2)	239,084.000	4,617,863	11.56%
BROKERAGE ACCOUNT				
Fidelity BrokerageLink	(1)	n/a	330,700	.82%
Fund Totals			$39,942,880	100.00%
LOANS TO PARTICIPANTS	(1) (3)		1,074,577	
TOTAL INVESTMENTS			$41,017,457	

Notes:
(1) Party-in-Interest
(2) Exceeds 5 percent of Plan Net Assets
(3) Interest Rates Range from 7.25 percent to 10.0 percent, maturity at various dates through 2032.

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference into Central Vermont Public Service Corporation's previously filed Form S-3 Registration Statements, File No.333-09691 and No. 333-57350 and Form S-8 Registration Statements, File No. 333-22741, No. 333-22742, No. 333-39664, No. 333-57001, No. 333-57005, No. 333-58102, No. 333-62100 and No. 333-77217 of our report dated June 13, 2003 appearing in this Annual Report on Form 11-K of the Central Vermont Public Service Corporation Savings and Investment Plan for the year ended December 31, 2002.

/s/ Deloitte & Touche

June 25, 2003

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Form 11-K/A, Amendment to Central Vermont Public Service Corporation's (the "Company") Annual Report on Form 11-K for its Employee Savings and Investment Plan for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I Robert H. Young, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition of the Company's Employee Savings and Investment Plan.

/s/ Robert H. Young

Robert H. Young
Chief Executive Officer
June 27, 2003

A signed original of this written statement required by Section 906 has been provided to Central Vermont Public Service Corporation ("CVPS") and will be retained by CVPS and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Form 11-K/A, Amendment to Central Vermont Public Service Corporation's (the "Company") Annual Report on Form 11-K for its Employee Savings and Investment Plan for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I Jean H. Gibson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition of the Company's Employee Savings and Investment Plan.

/s/ Jean H. Gibson

Jean H. Gibson
Chief Financial Officer
June 27, 2003

A signed original of this written statement required by Section 906 has been provided to Central Vermont Public Service Corporation ("CVPS") and will be retained by CVPS and furnished to the Securities and Exchange Commission or its staff upon request.



Central Vermont Public Service Corporation

Mary C. Marzec
Assistant Corporate Secretary

Direct Dial: 802-747-5426
Facsimile: 802-747-1913
mmarzec@cvps.com

June 27, 2003



OFIS Branch of EDGAR Operations
SEC Operations Center
6432 General Green Way
Mail Stop 0-7
Alexandria, VA 22312-2413

RE: Central Vermont Public Service Corporation
CIK #000018808

FILING: Form 11-K/A

THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE 901(d) OF REGULATION S-T.

Pursuant to the Securities and Exchange Commission's Release No. 33-8070, we are filing electronically through EDGAR the Form 11-K/A, Amendment to Central Vermont Public Service Corporation's Annual Report on Form 11-K for its Employee Savings and Investment Plan for the year ended December 31, 2002.

Should you have any questions, please call me at 802-747-5426.

Very truly yours,



Mary C. Marzec
Assistant Corporate Secretary

Enc.